UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On March 6, 2024, Cellebrite DI Ltd. (the “Registrant” or “Cellebrite”) issued a press release titled “Haim Shani Concludes Tenure at Cellebrite as Company Enters Next Growth Phase.” A copy of this press release is furnished as Exhibit 99.1 herewith.

This report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8 (File No. 333-260878) and Form F-3 (File No. 333-259826) filed with the SEC on November 8, 2021 and September 13, 2022, respectively.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release titled “Haim Shani Concludes Tenure at Cellebrite as Company Enters Next Growth Phase” (furnished herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

Date: March 6, 2024	By:	/s/ Dana Gerner
Dana Gerner
Chief Financial Officer

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